FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                              For March 31, 2001


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F  X    Form 40-F
                                     ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No  X
                                    ---      ---


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                                    Regus plc

                                INDEX TO EXHIBITS

Item

1.  Press release of Regus plc dated March 14, 2001.


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                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                              Regus plc




Date: March 31, 2001                          By: /s/ Stephen Stamp
                                              -----------------------------
                                              Name:  Stephen Stamp
                                              Title: Group Finance Director


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Item 1

                        REGUS AND GESCO CORPORATION LTD
                     SERVICED OFFICE JOINT VENTURE IN INDIA

Regus, the leading international serviced office provider, and Gesco Corporation, have today launched a serviced office joint venture in India. Regus will operate the business centres, and Gesco will provide sourcing and facilities management services.

The venture will focus on developing the serviced office sector in India, a market that both parties believe to have huge customer demand. Initially focusing on New Delhi, Mumbai and Bangalore, the venture intends to deliver around 2,500 workstations in the first three years.

Ghanshyam Sheth, Managing Director of Gesco Corporation commented: "We at Gesco are delighted to be in partnership with a world leader in serviced offices. Gesco are operators of a successful business centre in Delhi, and we are already aware of the opportunities in this sector. The joint venture enables Regus to tap into our considerable property expertise and contacts to develop a national network."

Chris Boulton, Group Corporate Development Director of Regus commented: "The joint venture comes at an important time for us. India will be the 50th country that Regus has entered, and our relationship with Gesco will enable us to expand our network faster and deeper in this rapidly growing market. Our customers have already made it known to us of their need for the Regus offering in India."

The Indian office of Knight Frank introduced Gesco and Regus.


Notes to Editors:

Regus

Regus is a global leader in supplying instant offices. This venture will provide Regus with its 50th operational country. As at December 31st 2000, the company offered 64,000 workstations in 335 prestigious business centres generating revenues of pound sterling 421.1 million. It is also a market leader in providing meeting rooms, conference and training facilities and public access videoconferencing studios. To meet the increasing demand for more flexible workspace, Regus added a further 23,934 workstations during 2000.

GESCO

Gesco Corporation Ltd was established early in the 1990's by The Great Eastern Shipping Company to concentrate on prime office & residential development. Gesco de-merged from the Great Eastern Shipping Company in Q2 2000, and in Q3 2000, the company became the first listed property company in India.

The company is a pan-India developer with offices in Mumbai, Pune, Bangalore & New Delhi. Its tenant base includes Motorola, Heinz, Cisco, Microsoft and Intel.

As part of a successful defence of a hostile take over bid, Mahindra Reality & Infrastructure Development increased its stake in Gesco to 65% in January 2001.

                                  - ends -

For further information:

Chris Boulton                               Jeremy Carey/Melissa Hubbard
Regus                                       Tavistock Communications
Tel: 01932 895 068                          Tel: 020 7600 2288


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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to: the announcement of the joint venture on March 14, 2001. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Management's Discuss and Analysis of Financial Condition and Results of Operations - Overview" of the Company's Registration Statement on Form F-1.